UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): September 8, 2023

Unique Logistics International, Inc.

(Exact name of registrant as specified in its charter)

Nevada	000-50612	01-0721929
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

154-09 146th Ave

Jamaica, NY 11434

(Address of principal executive offices, including zip code)

Registrant’s telephone number, including area code: (718) 978-2000

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Title of each class	Trading Symbol	Name of each exchange on which registered
None	N/A	N/A

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01 Entry into a Material Definitive Agreement.

Amendment to Promissory Note

As previously announced, on February 21, 2023, Unique Logistics International, a Nevada corporation (“Unique” or the “Company”), issued to Unique Logistics Holdings Limited, a Hong Kong corporation (“ULHL”), a promissory note in the principal amount of $1,000,000 (the “ULHL Note”). The ULHL Note was due June 30, 2023 (the “Maturity Date”) and beard no interest rate.

On September 8, 2023, the Company and ULHL entered into an amendment to the ULHL Note (the “Promissory Note Amendment”) whereby (i) the Maturity Date of the ULHL Note was extended to twelve months after receipt of the Vietnam Approvals (as defined therein), and (ii) an interest rate of fifteen percent (15%) per annum, from September 8, 2023, until the ULHL Note is paid in full, was applied to the ULHL Note.

The foregoing description of the Promissory Note Amendment does not purport to be complete and is qualified in its entirety by reference to the Promissory Note Amendment, a copy of which is filed as Exhibits 10.1 to this Current Report on Form 8-K and is incorporated herein by reference.

Amended Financing Agreement

As previously announced, on December 18, 2022, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) by and among Edify Acquisition Corp., a Delaware corporation (“Edify”), Edify Merger Sub, Inc., a Nevada corporation and direct, wholly owned subsidiary of Edify (“Merger Sub”). The Merger Agreement provides, among other things, that on the terms and subject to the conditions of the Merger Agreement, and in accordance with the Nevada Revised Statutes and other applicable laws, Merger Sub will merge with and into the Company (the “Merger”), with the Company being the surviving corporation of the Merger and a wholly-owned subsidiary of Edify. The proposed Merger is expected to be consummated after receipt of the required approvals from the stockholders of Edify and the Company and the satisfaction of certain other conditions to closing. Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Merger Agreement.

Additionally, as previously announced, concurrently with the execution of the Merger Agreement, Edify entered into an Amended and Restated Letter Agreement (the “Letter Agreement”) with Colbeck Edify Holdings, LLC, a Delaware limited liability company (the “Sponsor”), the Company and the other parties thereto, pursuant to which the Sponsor agreed to, among other things, forfeit 1,713,139 of its founder shares contingent upon the closing of the transactions contemplated by the Merger Agreement.

As previously disclosed, on March 10, 2023, in connection with the transactions contemplated by the Merger Agreement, the Company entered into a Financing Agreement (the “Financing Agreement”) and related fee letter as borrower with certain of its subsidiaries party thereto as guarantors, the lenders party thereto, CB Agent Services LLC as origination agent, and Alter Domus (US) LLC as collateral agent and administrative agent, consisting of (a) an initial term loan facility in the original principal amount of $4,210,526.32 and (b) delayed draw term loan facility in the original principal amount of $14,789,473.70.

Waiver and Amendment No. 1 to Financing Agreement

On September 13, 2023, the Company, the lenders party thereto, CB Agent Services LLC as origination agent, and Alter Domus (US) LLC as collateral agent and administrative agent, entered into the Waiver and Amendment No. 1 to Financing Agreement (the “Amended Financing Agreement”) that waived certain events of default attributed to the Company under the Financing Agreement, including (i) failure to present evidence of the payment in cash from the balance sheet of (x) that the promissory note, date February 21, 2023 in favor of ULHL in the amount of $5,000,000 and (y) the promissory note, dated February 21, 2023 in favor of ULHL in the amount of $2,500,000, (ii) failure to (x) deliver Control Agreements and (y) close all deposit accounts held at Chase Bank, N.A. by the deadline, (iii) failure to deliver landlord waivers or collateral access agreements with respect to each leased location by the deadline, (iv) failure to deliver consents and equity pledges with respect to each of TGF Unique Limited and ULI (South China) Limited by the deadline, (v) noncompliance with Section 7.03(c) of the Financing Agreement for the fiscal quarter ending May 31, 2023, by exceeding the EBITDA leverage ratio set forth in the Financing Agreement and (vi) agreeing to an extension of the maturity date of the Seller Notes without the prior consent of the Agents. Capitalized terms used but not defined herein shall have the meanings ascribed to such terms in the Amended Financing Agreement.

In addition, subject to the satisfaction of certain conditions set forth in Section 6 of the Amended Financing Agreement, the Lenders consented to amended the testing periods for certain financial covenants and increased the delayed draw term loan commitments by $1,192,174.74.

The foregoing description of the Amended Financing Agreement does not purport to be complete and is qualified in its entirety by reference to the Amended Financing Agreement, a copy of which is filed as Exhibits 10.2 to this Current Report on Form 8-K and is incorporated herein by reference.

Acknowledgment and Waiver Agreement

On September 18, 2023, the Company, Edify, and Merger Sub entered into an Acknowledgement and Waiver Agreement, pursuant to which: (i) the Company acknowledged the condition to Closing set forth in Section 10.03(g) of the Merger Agreement (the “Financing Condition”) will be fully satisfied and discharged in full (a) upon the funding of the Delayed Draw Term Loan B Commitment (as defined in the Amended Financing Agreement) in accordance with the terms of the Amended Financing Agreement and (b) the receipt by the Company of $9,500,000 as proceeds of the Delayed Draw Term Loan B Commitment under the Amended Financing Agreement; (ii) the Company acknowledged that upon the satisfaction of the Financing Condition, its right to terminate the Merger Agreement set forth in Section 11.01(g) of the Merger Agreement will be automatically and fully waived; (iii) Section 12.05(a) of the Merger Agreement was modified such that Buyer Transaction Expenses (as defined therein) may not exceed $9,500,000; and (iv) the Company consented to the amendment of Section 11.01(c) of the Merger Agreement to extend the Termination Date to the later of (a) February 20, 2024 and (b) a date reasonably determined by Edify, but no later than May 15, 2024, that provides a customary period of time following the Registration Statement having been declared effective by the SEC in order to consummate the Transactions.

The foregoing description of the Acknowledgement and Waiver Agreement does not purport to be complete and is qualified in its entirety by reference to the Acknowledgement and Waiver Agreement, a copy of which is filed as Exhibits 10.3 to this Current Report on Form 8-K and is incorporated herein by reference.

Amendment to the Letter Agreement

On September 18, 2023, the Company, Edify, the Sponsor, and the other parties thereto entered into an Amendment to the Letter Agreement (the “Amendment to the Letter Agreement”), pursuant to which the number of shares to be forfeited by the Sponsor to Edify upon closing of the Merger will potentially be reduced by up to 150,000 shares of Class A common stock of Edify, subject to the formula described therein.

The foregoing description of the Amendment to the Letter Agreement does not purport to be complete and is qualified in its entirety by reference to the Amendment to the Letter Agreement, a copy of which is filed as Exhibits 10.4 to this Current Report on Form 8-K and is incorporated herein by reference.

Additional Information about the Proposed Merger and Where to Find It

This communication relates to a proposed transaction between the Company and Edify. In connection with the transaction described herein, Edify filed with the SEC a registration statement on Form S-4 that includes a prospectus with respect to its securities to be issued in connection with the Merger, a preliminary proxy statement with respect to the special meeting of Edify’s stockholders to vote in favor of certain matters, including the adoption of the Merger Agreement, approval of the transactions contemplated by the Merger Agreement, amendment and restatement of Edify’s existing certificate of incorporation and certain other matters, and a preliminary consent solicitation statement with respect to the Company’s solicitation of its stockholders of their written consent to approve the plan of merger set forth in the Merger Agreement. After the registration statement on Form S-4 has been declared effective, the definitive proxy statement/consent solicitation statement/prospectus will be mailed to Edify shareholders and Company’s stockholders as of the record dates set by Edify and the Company, respectively. In addition, Edify and the Company may file other relevant documents concerning the Merger with the U.S. Securities and Exchange Commission (the “SEC”). Investors and stockholders of Edify and the Company and other interested persons are urged to read, the registration statement on Form S-4, the preliminary proxy statement/consent solicitation statement/prospectus and any amendments thereto and, once available, the definitive proxy statement/consent solicitation statement/prospectus, as well as other relevant documents filed with the SEC in connection with the proposed Merger because these documents contain important information about Edify, the Company, and the Merger. Stockholders will also be able to obtain a copy of the registration statement on Form S-4, including the preliminary and definitive, once available, proxy statement/consent solicitation statement/prospectus, and other documents filed with the SEC without charge, at the SEC’s website (www.sec.gov) or be able to obtain free copies of such documents related to the Merger that the Company files with the SEC, when they become available, by directing a request by telephone or mail to: Unique Logistics International, Inc., Attn: Eli Kay, Chief Financial Officer. Security holders of Edify may also obtain free copies of such documents related to the Merger that Edify files with the SEC, when they become available, by directing a request to: Edify Acquisition Corp., Attn: Morris Beyda, Chief Financial Officer.

Participants in the Solicitation

The Company, Edify, and their directors and executive officers may be deemed to be participants in the solicitation of proxies from Edify shareholders and written consents from the Company’s stockholders with respect to the Merger.

Information about Edify’s directors and executive officers and a description of their interests in Edify and with respect to the Merger and any other matters to be acted upon at the Special Meeting will be included in the proxy statement/consent solicitation statement/prospectus for the proposed Merger and be available at the SEC’s website (www.sec.gov).

Information about the Company’s directors and executive officers is set forth in the Company’s Annual Report on Form 10-K for the year ended May 31, 2023, as filed with the SEC on September 15, 2023, and information regarding their interests in Edify and with respect to the Merger will be included in the proxy statement/consent solicitation statement/prospectus in connection with the proposed Merger.

No Offer or Solicitation

This communication is not a proxy statement or consent solicitation statement or solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the proposed transaction and does not constitute an offer to sell or the solicitation of an offer to buy any securities of Edify, the Company, or any successor entity thereof nor shall there be any offer, solicitation, exchange, or sale of any such securities in any state or jurisdiction in which such offer, solicitation, exchange, or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act. INVESTMENT IN ANY SECURITIES DESCRIBED HEREIN HAS NOT BEEN APPROVED BY THE SEC OR ANY OTHER REGULATORY AUTHORITY NOR HAS ANY AUTHORITY PASSED UPON OR ENDORSED THE MERITS OF THE OFFERING OR THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED HEREIN. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

Forward-Looking Statements

This communication contains includes a number of forward-looking statements that reflect management’s current views with respect to future events. Forward-looking statements include all statements that are not historical facts, including statements regarding the impact of the proposed merger on, and anticipated future growth (including through the completion of pending acquisitions) and other goals of, the Company or Edify; in some cases you can also identify forward-looking statements by terminology such as “may,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential,” or “continue” or the negative of these terms or other comparable terminology. All forward-looking statements are based on the Company’s or Edify’s current expectations and beliefs concerning future developments and their potential effects on the Company, Edify, or any successor entity thereof. Any such forward-looking statements are based on various assumptions, whether or not identified in this communication, are not guarantees of future performance, and involve a number of risks, uncertainties, or other factors that may cause actual results or performance to be materially different from those expressed or implied by the forward-looking statements included in this communication. These risks and uncertainties include, but are not limited to, those discussed and identified in public filings made by the Company and Edify with the SEC; the amount of any redemptions by existing holders of shares of Edify’s Class A common stock, par value $0.0001 per share, being greater than expected, which may reduce the cash in trust available to the Company upon the consummation of the Merger; the occurrence of any event, change, or other circumstances that could give rise to the termination of the Merger Agreement; the outcome of any legal proceedings that may be instituted against the Company or Edify following announcement of the Merger Agreement and the transactions contemplated therein; the inability to complete the proposed Merger due to, among other things, the failure to obtain the Company stockholder approval or Edify shareholder approval or satisfy the minimum trust account amount following any redemptions by Edify’s public shareholders; the effect of the announcement or pendency of the merger on the Company’s business relationships, operating results, and business generally; the risk that the announcement and consummation of the proposed Merger disrupts the Company’s current plans or operations; unexpected costs related to the proposed Merger; the risks that the consummation of the proposed Merger is substantially delayed or does not occur, including prior to the date on which Edify is required to liquidate under the terms of its charter documents; the risk that the Company may need to raise additional capital to execute its growth plans, which many not be available on acceptable terms or at all; and the risk that the post-Merger company experiences difficulties in managing its growth and expanding operations. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the registration statement on Form S-4 and proxy statement/consent solicitation statement/prospectus discussed above and other documents filed or to be filed by Edify, the Company, and/or or any successor entity thereof from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Should one or more of these risks or uncertainties materialize or should any of the assumptions made by the management of the Company prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements.

All subsequent written and oral forward-looking statements concerning the proposed Merger or other matters addressed in this communication and attributable to the Company or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this communication. Forward-looking statements speak only as of the date they are made. Except to the extent required by applicable law or regulation, the Company undertakes no obligation to update these forward-looking statements to reflect new information or events or circumstances occurring after the date of this communication.

Item 9.01. Financial Statements and Exhibits

(d) Exhibits.

The Exhibit Index is incorporated by reference herein.

EXHIBIT INDEX

Exhibit No.	Description
10.1	Amendment to Promissory Note, dated as of September 8, 2023, by and between Unique Logistics International, Inc. and Unique Logistics Holdings Limited
10.2	Waiver and Amendment No. 1 to Financing Agreement, dated September 13, 2023, by and among Unique Logistics International, Inc., CB Agent Services LLC, Alter Domus (US) LLC, and Alter Domus
10.3*	Acknowledgement and Waiver Agreement, dated as of September 18, 2023, by and among Edify Acquisition Corp., Edify Merger Sub, Inc., and Unique Logistics International, Inc.
10.4*	Amendment to the Amended and Restated Letter Agreement, dated as of September 18, 2023, by and among Edify Acquisition Corp., Colbeck Edify Holdings, LLC, and Unique Logistics International, Inc.
104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Schedules and exhibits omitted pursuant to Item 601(b)(2) of Regulation S-K. Edify Acquisition Corp. agrees to furnish supplementally a copy of any omitted schedule or exhibit to the Securities and Exchange Commission upon request.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: September 19, 2023	Unique Logistics International, Inc.

	By:	/s/ Sunandan Ray
		Name:	Sunandan Ray
		Title:	Chief Executive Officer